UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit Index

Exhibit 99.1 – Press Release – Bilibili Inc. Announces Pricing of Offerings of US$700 Million Convertible Senior Notes, Concurrent Equity Placement and Concurrent Share Repurchases

Exhibit 99.2 – Announcement with The Stock Exchange of Hong Kong Limited – Proposed Off-Market Share Buy-Back – Pricing of Offerings of US$700 Million Convertible Senior Notes, Concurrent Equity Placement and Concurrent Share Repurchases

Exhibit 99.3 – Next Day Disclosure Return dated September 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: September 8, 2026